IM Cannabis Receives DTC Eligibility as Part of NASDAQ Capital Market Listing Approval Process

Toronto, Canada; Glil Yam, Israel - January 26, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, is pleased to announce that the Company has received confirmation from The Depository Trust Company ("DTC") that its common shares ("Common Shares") are now eligible for electronic clearing and settlement through DTC in the United States. DTC eligibility is another milestone towards the listing of the Common Shares on the NASDAQ Capital Market ("NASDAQ"). In addition to the receipt of DTC eligibility, the Company received shareholder approval on December 16, 2020 to authorize a share consolidation of its issued and outstanding Common Shares (the "Share Consolidation") to meet the NASDAQ's minimum share price requirement. The Share Consolidation will be implemented as and when determined by the Company's board of directors.

DTC is a subsidiary of The Depository Trust & Clearing Corporation, a United States company that manages the electronic clearing and settlement of publicly-traded companies. Securities that are eligible to be electronically cleared and settled through DTC are considered "DTC eligible." This electronic method of clearing securities speeds up the receipt of stock and cash and thus accelerates the settlement process for investors and brokers, enabling the stock to be traded over a much wider selection of brokerage firms.

"With our pending acquisition of Trichome Financial Corp., announced on December 30, 2020, we are rapidly building out a multi-national cannabis operation and there remains a significant opportunity to scale our operations through additional mergers and acquisitions. A successful listing of our common shares on  NASDAQ is expected to help optimize our cost of capital and the liquidity of our common shares in pursuit of our international growth ambitions," said Oren Shuster, Chief Executive Officer of IMC.

A successful listing on the NASDAQ is subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, registration of the Common Shares with the United States Securities and Exchange Commission (the "SEC") and satisfaction of NASDAQ listing requirements. Following receipt of all required requisite approvals, the Company will issue a press release announcing its first trading date on the NASDAQ.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

IMC partners with renowned academic institutions and scientists, as well as allocates resources and investments for the development of innovative technologies in order to improve the lives of medical cannabis users around the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the benefits of DTC eligibility including liquidity and accessibility, the completion of the Share Consolidation, the listing of the Common Shares on the NASDAQ, including but not limited to the receipt of all approvals in respect of its listing application and the timing for the commencement of trading on the NASDAQ following approval of such listing application, the registration of the Common Shares with the SEC and the timing of the SEC's review, the effects of any successful listing of the Common Shares on the NASDAQ including any benefits to cost of capital or liquidity of the Common Shares, the availability of additional merger and acquisition opportunities, the completion of the acquisition of Trichome Financial Corp. and any associated impact of such acquisition, the Company's actions upon receipt of all required listing and regulatory approvals with respect to its NASDAQ listing application and the Company's business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation or cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: a resurgence in the cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under US federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of a registration statement filed with the SEC; delays in the NASDAQ or SEC review of the Company's listing application or registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing application being unsuccessful; the inability of the Company to complete the acquisition of Trichome Financial Corp. or obtain any requisite approvals in respect of the acquisition in a timely manner or at all; the Company's inability to capture the benefits associated with a successful acquisition of Trichome Financial Corp. and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of assumptions and risk factors are not exhaustive. Readers should also carefully consider the risk factors discussed in each of IMC's management's discussion and analysis for the year ended December 31, 2019 and management's discussion and analysis for the three months and nine months ended September 30, 2020.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca